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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


     For the month of August, 2000.


                         SECURITY CAPITAL U.S. REALTY
                         ----------------------------
                (Translation of Registrant's Name Into English)


                   25b, boulevard Royal, L-2449, Luxembourg
                   ----------------------------------------
                   (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F         X            Form 40-F  _____________________
               --------------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes  _____________________   No            X
                                      ------------------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)
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     Security Capital U.S. Realty is filing the following material as an exhibit to this Form 6-K. Each exhibit is incorporated by reference herein.

          Exhibits.

          99.1 Consolidated Semi-Annual Financial Report for the six months ended 30 June 2000.
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SECURITY CAPITAL U.S. REALTY



Dated: September 1, 2000             By:  /s/ Jeffrey A Cozad
                                          ---------------------
                                          Jeffrey A Cozad
                                          Managing Director